SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2002

INTERNATIONAL WEX TECHNOLOGIES INC.
(Translation of registrant's name into English)

SEC File No. : 0-29730

Suite 2000-777 Hornby Street
Vancouver, B.C., Canada V6Z 1S4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL WEX TECHNOLOGIES INC.

Date August 8, 2002

By: ______________________
Ester Chua, Office Manager

INTERNATIONAL
WEX
TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
TSX Venture Exchange: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

24/02

August 8, 2002

TSX Venture Exchange Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

MAJOR PATENT FOR PAIN MANAGEMENT ISSUED BY USPTO

International Wex Technologies Inc. (the "Company") is pleased to announce that the "United States Patent and Trademark Office" (USPTO) has officially issued to the Company a patent under the title of "Method of Analgesia".

This patent covers the use of TTX and other similar compounds for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of a sodium channel blocking compound such as TTX. Palliative cancer pain, on which the Company is focusing during its ongoing clinical trials, is one of the major indications covered in the claims. In addition to the patent the Company owns for drug addiction treatment, this is another success in building up the Company's intellectual property assets. The Company currently has an additional nine patent applications pending and more to be filed with connection to its TTX platform technology.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substances using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
TSX Venture Exchange: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

24/02 August 8, 2002

COPY

TSX Venture Exchange Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

MAJOR PATENT FOR PAIN MANAGEMENT ISSUED BY USPTO

International Wex Technologies Inc. (the "Company") is pleased to announce that the "United States Patent and Trademark Office" (USPTO) has officially issued to the Company a patent under the title of "Method of Analgesia".

This patent covers the use of TTX and other similar compounds for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of a sodium channel blocking compound such as TTX. Palliative cancer pain, on which the Company is focusing during its ongoing clinical trials, is one of the major indications covered in the claims. In addition to the patent the Company owns for drug addiction treatment, this is another success in building up the Company's intellectual property assets. The Company currently has an additional nine patent applications pending and more to be filed with connection to its TTX platform technology.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substances using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
TSX Venture Exchange: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

24/02 August 8, 2002

COPY

TSX Venture Exchange Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

MAJOR PATENT FOR PAIN MANAGEMENT ISSUED BY USPTO

International Wex Technologies Inc. (the "Company") is pleased to announce that the "United States Patent and Trademark Office" (USPTO) has officially issued to the Company a patent under the title of "Method of Analgesia".

This patent covers the use of TTX and other similar compounds for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of a sodium channel blocking compound such as TTX. Palliative cancer pain, on which the Company is focusing during its ongoing clinical trials, is one of the major indications covered in the claims. In addition to the patent the Company owns for drug addiction treatment, this is another success in building up the Company's intellectual property assets. The Company currently has an additional nine patent applications pending and more to be filed with connection to its TTX platform technology.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substances using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL WEX TECHNOLOGIES INC.
NEWS BULLETIN
Trading Symbol
TSX Venture Exchange: WXI
INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

24/02 August 8, 2002

TSX Venture Exchange Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

MAJOR PATENT FOR PAIN MANAGEMENT ISSUED BY USPTO

International Wex Technologies Inc. (the "Company") is pleased to announce that the "United States Patent and Trademark Office" (USPTO) has officially issued to the Company a patent under the title of "Method of Analgesia".

This patent covers the use of TTX and other similar compounds for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of a sodium channel blocking compound such as TTX. Palliative cancer pain, on which the Company is focusing during its ongoing clinical trials, is one of the major indications covered in the claims. In addition to the patent the Company owns for drug addiction treatment, this is another success in building up the Company's intellectual property assets. The Company currently has an additional nine patent applications pending and more to be filed with connection to its TTX platform technology.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substances using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
TSX Venture Exchange: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

24/02 August 8, 2002

COPY

TSX Venture Exchange Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

MAJOR PATENT FOR PAIN MANAGEMENT ISSUED BY USPTO

International Wex Technologies Inc. (the "Company") is pleased to announce that the "United States Patent and Trademark Office" (USPTO) has officially issued to the Company a patent under the title of "Method of Analgesia".

This patent covers the use of TTX and other similar compounds for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of a sodium channel blocking compound such as TTX. Palliative cancer pain, on which the Company is focusing during its ongoing clinical trials, is one of the major indications covered in the claims. In addition to the patent the Company owns for drug addiction treatment, this is another success in building up the Company's intellectual property assets. The Company currently has an additional nine patent applications pending and more to be filed with connection to its TTX platform technology.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substances using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
TSX Venture Exchange: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

24/02 August 8, 2002

TSX Venture Exchange Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

MAJOR PATENT FOR PAIN MANAGEMENT ISSUED BY USPTO

International Wex Technologies Inc. (the "Company") is pleased to announce that the "United States Patent and Trademark Office" (USPTO) has officially issued to the Company a patent under the title of "Method of Analgesia".

This patent covers the use of TTX and other similar compounds for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of a sodium channel blocking compound such as TTX. Palliative cancer pain, on which the Company is focusing during its ongoing clinical trials, is one of the major indications covered in the claims. In addition to the patent the Company owns for drug addiction treatment, this is another success in building up the Company's intellectual property assets. The Company currently has an additional nine patent applications pending and more to be filed with connection to its TTX platform technology.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substances using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
TSX Venture Exchange: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

24/02 August 8, 2002

COPY

TSX Venture Exchange Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

MAJOR PATENT FOR PAIN MANAGEMENT ISSUED BY USPTO

International Wex Technologies Inc. (the "Company") is pleased to announce that the "United States Patent and Trademark Office" (USPTO) has officially issued to the Company a patent under the title of "Method of Analgesia".

This patent covers the use of TTX and other similar compounds for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of a sodium channel blocking compound such as TTX. Palliative cancer pain, on which the Company is focusing during its ongoing clinical trials, is one of the major indications covered in the claims. In addition to the patent the Company owns for drug addiction treatment, this is another success in building up the Company's intellectual property assets. The Company currently has an additional nine patent applications pending and more to be filed with connection to its TTX platform technology.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substances using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
TSX Venture Exchange: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

24/02 August 8, 2002

TSX Venture Exchange Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

MAJOR PATENT FOR PAIN MANAGEMENT ISSUED BY USPTO

International Wex Technologies Inc. (the "Company") is pleased to announce that the "United States Patent and Trademark Office" (USPTO) has officially issued to the Company a patent under the title of "Method of Analgesia".

This patent covers the use of TTX and other similar compounds for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of a sodium channel blocking compound such as TTX. Palliative cancer pain, on which the Company is focusing during its ongoing clinical trials, is one of the major indications covered in the claims. In addition to the patent the Company owns for drug addiction treatment, this is another success in building up the Company's intellectual property assets. The Company currently has an additional nine patent applications pending and more to be filed with connection to its TTX platform technology.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substances using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary